Report from the President


Dear WTD Shareholders:

     Your company's first quarter for fiscal 1995 was a satisfying one in many respects.

     WTD Industries was able to employ successfully its primary operating philosophy, adjusting raw material pricing and mill operating posture to handle adverse lumber market conditions, and make its fourth consecutive quarterly profit.

    Though the profit was a modest $.05 per share, it was a strong contrast to the first quarter 1994 loss of $.23 per share, against a somewhat more adverse lumber market last year.

    The quarterly result also raised our trailing 12-month cumulative earnings to $8,959,000 or $.63 per common share after payment of preferred dividends.

     We were able to work our way to profit through this year's late spring and early summer lumber market downturn for two reasons. Better and more consistent log supplies allowed for quicker adjustment of raw material costs to adverse lumber market swings. Continued focus on improving mill efficiency allowed for better profitability against narrow profit margin market conditions.

     Looking ahead, we currently see an improved and more stable lumber market, relatively stable log supply and more mill efficiency gains from mill maintenance and capital projects and product/operations programs. We are well along on major projects at two of our stud mills that will allow us to kiln-dry an increased percentage of our lumber production. This will improve our flexibility in utilizing different log species to satisfy changes in lumber buying preferences.

     Lumber usage remains strong despite recent increases in interest rates.

     We are off to a better start this year and it is our goal to improve our annual results for fiscal 1995 over last year.



                                       Bruce L. Engel
                                       President